SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: General Electric Co.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 6, 2021

At the General Electric (NYSE: GE) Annual Meeting on May 4, 2021, please vote AGAINST the “Say-On-

Pay” proposal (Item 2), as well as AGAINST Compensation Committee Members Sébastien Bazin,

Francisco D’Souza, Edward Garden, Thomas Horton (Chair), and Paula Reynolds (Items 1a, 1d, 1e, 1f, and 1i).

Dear General Electric shareholder:

The Compensation Committee has been overly generous with CEO Lawrence Culp’s new $59 million performance equity award, lowering stock price appreciation hurdles to create easily achievable goals that yield massive potential payouts. So easy in fact, that a third of the award was achieved before GE’s proxy was even posted. While shareholders may appreciate GE’s turnaround efforts under Mr. Culp’s leadership, which is starting to translate into a rise in the company’s stock price, this does not justify the Compensation Committee’s decision to dramatically lower performance goals. Accordingly, we urge you to vote against the “Say-On-Pay” proposal and Compensation Committee Members Sébastien Bazin,

Francisco D’Souza, Edward Garden, Thomas Horton (Chair), and Paula Reynolds.

For investors, the following are of immediate concern:

  In exchange for a 2-year contract extension through August 2024 (the original was through Sept. 2022), the Compensation Committee substantially lowered, by nearly 50%, the stock price appreciation hurdles associated with Mr. Culp’s original new hire performance equity grant in 2018 by canceling that award and granting a new one in 2020.
  The award has a grant date value approximately $59 million at target and, if the new hurdles are achieved, would be potentially worth at $46.5 million at threshold, $124 million at target, and a staggering $232.5 million at maximum. Astonishingly, the threshold performance hurdle is 12% lower than the stock price when Mr. Culp was hired. Also, this portion of the award has already been earned less than a year into the performance period and is currently worth over $118 million.
  Mr. Culp’s performance share unit (PSU) award is in addition to his ordinary-course annual equity compensation which is already $15 million per year.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial GE shareholders. We previously engaged with GE in a letter to the board1 calling for refreshment of the Compensation Committee in connection with lowering the performance goals attached to CEO Culp’s new equity award. We also previously engaged with GE in a letter to the board2 regarding the company’s capital allocation strategy and recurring issues with its external auditor, KPMG.

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1 CtW Investment Group letter to GE Director Lavizzo-Mourey. February 16, 2021. Available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/602bfa338c474366716b3436/1613494835 998/CtW+Investment+Group+-+GE+Demand+Letter.pdf

2 CtW Investment Group letter to GE Director Horton. April 15, 2019. Available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5e5eb4d07d40f1471073f8d4/1583264976 791/GE_Board-Letter_Final.pdf

We also previously called for shareholders to vote against3 the reelection of then Audit Committee

Chairman Douglas Warner, related to the company’s long standing relationship with KPMG in 2013.

It is clear that the Compensation Committee is unable to set appropriate goals.

In hindsight, it is now clear that the stock price appreciation goals for the original award were too high, at $18.60 at threshold, $24.80 at target, and $31.00 at maximum. Instead of adhering to these original goals, the Compensation Committee chose to lower them in the middle of the performance period when it became clear that they were unlikely to be achieved.

This is not the first time the Compensation Committee has had trouble setting proper goals. In FY 2019, EPS goals in GE’s annual bonus plan were lowered below FY 2018 results (specifically, the target of $0.50 per share was set below actual FY 2018 performance of $0.65) and the company’s free cash flow target was negative $1.5 billion despite positive actual performance in FY 2018 of over $4.5 billion.4 As proxy advisory firm ISS states in its analysis: “when target performance levels are set below actual performance in the prior year, investors generally expect for target bonus opportunities to also be adjusted.”5 In other words, lowered goals should be accompanied by lowered potential payout levels. We wholeheartedly agree, but this was not the case for GE executives that year – instead, CEO Culp received a largely discretionary payout that was significantly above target ($5.6 million against a target of $3.75 million).6

Incentive plan goal setting and approval is one of the committee’s key functions and, if they are unable to perform this function adequately they should not be on the board.

CEO Culp’s new award follows this trend of easy goal setting and substantial payout potential.

Fast forward to FY 2020 and we see decision-making as in the 2019 annual bonus plan except far more egregious. As illustrated in the table below, the original stock price appreciation goals in CEO Culp’s new hire equity award were substantially lowered:

3 CtW Investment Group letter to GE Shareholders. March 28, 2013. Available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5e5eb3ad8e2c710212468ee5/158326468 6060/GE_March_28_Final.pdf

4 ISS Proxy Analysis & Benchmark Policy Voting Recommendations General Electric 2020 (p. 23)

5 Ibid.

6 Ibid.

CEO Stock Improvement
Since Hire

*adjusted close
GDV = Grant Date Value
DOH = Date of Hire

The table above presents some striking facts:

  The stock price appreciation hurdles in the new award were lowered by nearly half their original levels, but payout amounts remained the same. While the stock price may fluctuate after the hurdles are met, the amounts potentially earned at each hurdle are the same as the original 2018 award: $46.5 million at threshold, $124 million at target, and a whopping $232.5 million at maximum. In our view, easier goals should be followed by lesser potential payouts.
  The maximum goal for the new PSU award is set lower than the threshold goal for the original award! This means that Culp can earn $232 million for achieving a goal that would not have earned him a payout under the terms of the previous award.
  Mr. Culp does not need to substantially improve the stock price from the time of his hire to get the new award. In fact, in achieving only the threshold, CEO Culp is actually being rewarded for the stock price being lower than when he was hired. General Electric’s stock price was $11.50 on Mr. Culp’s hire date. For bringing the stock price to approximately $10 per share over any 30 consecutive trading days, he receives the threshold number of shares which amount to $47 million. In other words, in exchange for an approximate 12% decline in the company’s stock price since the CEO’s hiring, he will be receiving nearly $47 million. Payouts for a decline in stock price are nearly unprecedented. Still further, the CEO need only increase the stock price by a mere 16% from where it was on the day of his hire to receive the target number of shares, $124 million in value.

It is important to note that this modest threshold has long been surpassed given GE’s current stock price of $13.28 (as of 4/1/2021). It took merely 4 months since the new PSU award was issued in August to achieve the lowered threshold goal. General Electric’s stock price is just below the target goal of $13.34 which would earn Mr. Culp $124 million. It is clear that the Compensation Committee failed to set challenging goals in this case.

The Compensation Committee was too generous with respect to Mr. Culp’s equity compensation.

Performance criteria and goals aside, the sheer magnitude of the CEO’s new PSU award alone is extremely concerning, especially given the fact that the award is on top of Mr. Culp’s $15 million annual equity compensation. As stated previously, the PSU award had a target grant date value of approximately $59.7 million (the company uses a Monte Carlo simulation to arrive at a slightly lower $57 million value) and is worth $46.5 million at threshold, $124 million at target, and $232.5 million at maximum. This is far beyond the “norm” for a newly hired CEO (this award is intended to replace Mr.

Culp’s new hire award granted in 2018). To put the size of this award in perspective we can look to a company in GE’s own peer group, Boeing Co., with comparable market cap, revenue, and challenges, which hired a new CEO in 2020, David Calhoun. In Boeing’s case, CEO Calhoun received a new hire equity incentive package with a grant date value of approximately $17 million7 – CEO Culp’s new hire award is more than three times larger, and, should the target goal be achieved, would be over seven times larger.

GE’s stock price is still recovering and the CEO should not be compensated until the company’s turnaround is a sustained success; retention is not a justification for easily achievable goals.

The Compensation Committee’s decision to lower performance goals for CEO Culp’s equity award from their original levels in 2018 is nearly unprecedented. The Compensation Committee cites retention as its primary rationale for its decision, stating in the 2021 proxy that securing Mr. Culp’s continued leadership was “one of the most important steps that we could take during a period of great uncertainty about the company’s outlook,” and that the decision was made “with an objective of removing any uncertainty and risk relative to Larry's retention.”

We believe the “retention at any cost” mantra GE asserts is not a sufficient rationale. Never in recent history has a CEO been compensated so handsomely for a decline in the stock price (using date of hire as the reference point), a result that makes a complete mockery of the idea of pay-for-performance. While CEO Culp is undeniably stewarding the beginnings of turnaround at GE, it is in its early stages and long-term shareholders have yet to benefit from an investment in the company. Even with its recent appreciation, GE’s stock has still has lost over 50% of its value over the past five years, with a $1,000 investment in the company worth approximately $479 today. We believe that executives should receive the bulk of their rewards for turnarounds after they are successful, not before and not during.

The Compensation Committee has repeatedly demonstrated that they cannot set appropriate goals for executives, particularly the CEO. Therefore, we urge you to vote AGAINST the Management Say-On-Pay proposal as well as AGAINST Compensation Committee members Compensation Committee Members

Sébastien Bazin, Francisco D’Souza, Edward Garden, Thomas Horton (Chair), and Paula Reynolds

Please contact my colleague Michael Varner, Director of Executive Compensation Research at michael.varner@ctwinvestmentgroup.com with any questions.

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7 Boeing Company 2021 Proxy Statement

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